UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__ )*

Grayscale Bitcoin Trust (BTC)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

389637109

(CUSIP Number)

June 2, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 8 Pages

CUSIP NO. 389637109	Page 2 of 8 Pages

CUSIP No. 389637109
(1) Names of reporting persons	Three Arrows Capital Pte. Ltd.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	Singapore
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	21,057,237*
(7) Sole dispositive power	0
(8) Shared dispositive power	21,057,237*
(9) Aggregate amount beneficially owned by each reporting person	21,057,237*
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	6.26% †
(12) Type of reporting person (see instructions)	IA

* Three Arrows Capital Pte. Ltd. is the investment manager of Three Arrows Capital Ltd. (the “Fund”) in which such shares referred to above are held. As a result, Three Arrows Capital Pte. Ltd. possesses the power to vote and dispose or direct the disposition of all the shares owned by the Fund. The Fund owns 21,057,237 shares. Thus, Three Arrows Capital Pte. Ltd. may be deemed to beneficially own a total of 21,057,237 shares.

† Based on a total of 336,251,000 shares outstanding of the Issuer as of May 1, 2020, as set forth in the Issuer’s most recently filed Form 10-Q, filed May 8, 2020.

CUSIP NO. 389637109	Page 3 of 8 Pages

CUSIP No. 389637109
(1) Names of reporting persons	Three Arrows Capital Ltd.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	British Virgin Islands
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	21,057,237
(7) Sole dispositive power	0
(8) Shared dispositive power	21,057,237
(9) Aggregate amount beneficially owned by each reporting person	21,057,237
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	6.26% †
(12) Type of reporting person (see instructions)	PN

† Based on a total of 336,251,000 shares outstanding of the Issuer as of May 1, 2020, as set forth in the Issuer’s most recently filed Form 10-Q, filed May 8, 2020.

CUSIP NO. 389637109	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Grayscale Bitcoin Trust (BTC) (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

c/o Grayscale Investments, LLC 250 Park Avenue South New York, NY 10003

Item 2(a).	Name of Person Filing

The names of the person filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•	Three Arrows Capital Pte. Ltd.
•	Three Arrows Capital Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

7 Temasek Boulevard #21-04 Suntec Tower One Singapore 038987

Item 2(c).	Citizenship:

Three Arrows Capital Pte. Ltd. is a Singapore private company. Three Arrows Capital Ltd. is a British Virgin Islands business company.

Item 2(d).	Title of Class of Securities:
Common Stock (the “Shares”)
Item 2(e).	CUSIP Number:
389637109

CUSIP NO. 389637109	Page 5 of 8 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);Page 5 of 6 pages

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned: Aggregate of all Reporting Persons: 21,057,237 Three Arrows Capital Pte. Ltd. – 21,057,237 Three Arrows Capital Ltd. – 21,057,237

Item 4(b).	Percent of Class: Aggregate of all Reporting Persons: 6.26% Three Arrows Capital Pte. Ltd. – 6.26% Three Arrows Capital Ltd. – 6.26%

Item 4(c).	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: Three Arrows Capital Pte. Ltd. – 0 Three Arrows Capital Ltd. – 0

CUSIP NO. 389637109	Page 6 of 8 Pages

(ii)	Shared power to vote or to direct the vote: Three Arrows Capital Pte. Ltd. – 21,057,237 Three Arrows Capital Ltd. – 21,057,237
(iii)	Sole power to dispose or to direct the disposition of Three Arrows Capital Pte. Ltd. – 0 Three Arrows Capital Ltd. – 0
(iv)	Shared power to dispose or to direct the disposition of Three Arrows Capital Pte. Ltd. – 21,057,237 Three Arrows Capital Ltd. – 21,057,237

CUSIP NO. 389637109	Page 7 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:
By signing below the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 10, 2020

Three Arrows Capital Pte. Ltd.

By:	/s/ Su Zhu
Su Zhu
Chief Executive Officer

Three Arrows Capital Ltd.

By:	/s/ Su Zhu
Su Zhu
Chief Executive Officer

CUSIP NO. 389637109	Page 8 of 8 Pages

EXHIBIT A

Joint Filing Agreement

The Undersigned agree that the statements on Schedule 13G with respect to the common stock of Grayscale Bitcoin Trust (BTC) dated as of June 10, 2020, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:	June 10, 2020

Three Arrows Capital Pte. Ltd.

By:	/s/ Su Zhu
Name:	Su Zhu
Title:	Chief Executive Officer

Three Arrows Capital Ltd.

By:	/s/ Su Zhu
Name:	Su Zhu
Title:	Chief Executive Officer